UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tupperware Brands Corporation Retirement Savings Plan
14901 South Orange Blossom Trail
Orlando, Florida 32837

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

Tupperware Brands Corporation Retirement Savings Plan

Index to Financial Statements and Exhibits

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b) EXHIBITS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tupperware Brands Corporation Retirement Savings Plan
(Name of Plan)

By: ______________________
Thomas M. Roehlk
Management Committee for Employee Benefits

June 24, 2008
Orlando, Florida

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 AND 2006

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

LarsonAllen LLP

CPAs, Consultants & Advisors
www.larsonallen.com

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator
Tupperware Brands Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tupperware Brands Corporation Retirement Savings Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LarsonAllen LLP

LarsonAllen LLP

Orlando, Florida
June 20, 2008

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets		
Investments, at fair value	$ 81,946,161	$ 75,824,051
Accrued income	85,085	114,802
Cash	-	2,474
Total assets	82,031,246	75,941,327
Liabilities		
Accounts payable	7,281	24,720
Due to brokers for securites purchased		94,676
Total liabilities	7,281	119,396
Net assets available for benefits at fair value	82,023,965	75,821,931
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	162,431	151,674
Net assets available for benefits	$ 82,186,396	$ 75,973,605

See Accompanying Notes to Financial Statements

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

Net assets available for benefits, beginning of year	$ 75,973,605
Additions to net assets	
Contributions:	
Company contributions	2,510,580
Participant contributions	2,348,907
Total contributions	4,859,487
Net appreciation in fair value of investments	4,980,240
Interest and dividend income	4,683,633
Total investment income	9,663,873
Total additions	14,523,360
Deductions from net assets	
Benefits paid to participants	8,266,448
Administrative expenses	44,121
Total deductions	8,310,569
Net increase during the year	6,212,791
Net assets available for benefits, end of year	$ 82,186,396

See Accompanying Notes to Financial Statements

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Note 1 - Description of the Plan:

General

The Tupperware Brands Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan covering eligible employees of Tupperware Brands Corporation and certain of its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The investment assets of the Plan are held in the Tupperware Brands Corporation Defined Contribution Trust (the "Trust") by Fidelity Management Trust Company ("Fidelity"), the Trustee of the Plan.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits ("MCEB"), which functions as the Plan Administrator. MCEB is composed of certain officers and employees of the Company appointed by the Compensation and Management Development Committee of the Board of Directors of the Company (the "Compensation Committee").

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Participation

Prior to 2007, all eligible employees whose customary employment was at least 1,000 hours a year could participate in the Plan following the completion of six months of service. For new hires, the number of hours used in assessing "customary employment" was based on the position's expected work schedule. Effective January 1, 2007, an eligible employee becomes a participant in the plan immediately after the employee's employment commencement date. Employees who are active participants in any other defined contribution plan to which the Company or any subsidiary makes contributions on his or her behalf are not eligible to participate in the plan.

Contributions

All eligible participant contributions are tax-deferred pursuant to qualified cash or deferred arrangement. A participant may elect to contribute from 1% to 25% of their compensation, in whole percentage points, subject the limitation of the Internal Revenue Code (the "Code"). This limitation was $15,500 for 2007.

Beginning April 1, 2007, newly eligible employees are automatically enrolled in the plan with a contribution election of three percent (3%) of his or her compensation. Participants are allowed to terminate or adjust their contribution percentage at any time during the year, but only once per pay period.

Note 1 - Description of the Plan (Continued):

For those participants who are aged 50 years or older by year-end and are making the maximum pre-tax contribution referred to above, an additional catch-up contribution of $5,000 was allowed in 2007.

Company contributions to the Plan are comprised of matching contributions and basic contributions and become effective after six months of continuous employment. Company matching contributions are 50% of the participant's contribution up to 6% of eligible compensation. Company basic contributions are 5% of eligible compensation up to the Social Security Wage Base (SSWB) and 6% above the SSWB. The Social Security Wage Base was $97,500 for 2007.

Participants can elect to invest their contributions and the Company basic contribution in 1% increments in any of fifteen different investment options including fourteen registered investment funds and a stable value fund (common/collective trust fund). Effective January 1, 2007, if a participant fails to elect any of the available investments under the plan, then his/her account balance or contributions are automatically invested in the Fidelity Freedom Fund having a target retirement date closest to the year in which the participant will attain age 65, or any other investment fund selected by the MCEB.

Up to March 31, 2007, all matching contributions were initially invested in the Company Stock Fund with the participant having the option to immediately transfer this matching contribution to a different investment fund. Beginning April 1, 2007, no participant could elect to invest any percentage of his/her account or any percentage of any contribution made to the Plan on his/her behalf to the Company stock fund. However a participant's balance currently in the Company stock fund can remain in the Company stock fund at the discretion of the participant or be invested in any of the investment choices available. The participant may direct the investment selection of company matching contributions to any of the available investment options. If a participant fails to elect how the company matching funds are to be invested, the funds will be invested in the Fidelity Freedom Fund having a retirement target date closest to the year in which the participant attains age 65 or any other investment fund selected by the MCEB.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Note 1 - Description of the Plan (Continued):

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who are age 65 or over, die or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts.

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions and related earnings in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Company Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash. Hardship withdrawals may be made only under limited circumstances. To qualify for a hardship withdrawal, the participant must be an active participant with an available pre-tax balance, all other non-hardship, in-service withdrawals must have been made, all loanable assets must have been exhausted and the participant must declare that the hardship withdrawal meets one of the Internal Revenue Service's safe harbor provisions.

Participant Loans

Participants may borrow from their Plan account balances for terms of one to five years. A participant may have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and loans bear interest at the prime rate plus one percentage point. The prime rate is defined as that published by the Wall Street Journal at the beginning of the month the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investment funds using the participant's current investment election.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. During 2007, no forfeitures were applied to reduce Company contributions. At December 31,

Note 1 - Description of the Plan (Continued):

2007 and 2006, the balance of forfeited nonvested amount available to reduce future contributions was $172,638 and $96,954, respectively.

Note 2 - Summary of Significant Accounting Policies:

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Administrative Expenses

Certain administrative and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Expenses relating to participant transactions or loan service fees are deducted from those participants' accounts as transactions occur. Remaining costs, such as audit costs, are absorbed by the Company.

Investment Valuation

Shares of registered investment funds and the Company stock fund are stated at fair value based on quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value. The money market funds are valued at cost plus accrued interest, which approximates fair value.

As of December 31, 2006, the Plan adopted Financial Accounting Stands Board (FASB) Staff Position AAG INV-1 and Statement of Position 94-4-1 (FSP), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.* The FSP requires the Statement of Net Assets Available for Benefits present the Plan's investments at fair value. However, the FSP states contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to a fully benefit-responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the Plan's investment at fair value with an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

The Plan invests in the Fidelity Managed Income Portfolio, a common/collective trust (CCT) fund. This CCT invests primarily in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions and is subject to the new reporting requirements under FSP 94-4-1 which require the CCT to be reported at fair value in the Plan's financial statements. The FSP also provides that

Note 2 - Summary of Significant Accounting Policies (Continued):

an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As a result, the Fidelity Managed Income Portfolio is included in the Investments on the Statement of Net Assets Available for Benefits at fair value. The difference between the fair value and the contract value of the fully benefit-responsive contracts held by the CCT is presented separately in the Statement of Net Assets Available for Benefits.

Security Transactions and Income Recognition

Purchases and sales of investments by the Trust are recorded on a trade date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Interest and dividend income is recorded when earned.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 - Termination of the Plan:

It is the intent of the Company that the Plan continues into the future. However, the MCEB, with approval of the Compensation Committee, reserves the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan at the time of termination.

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Note 4 - Tax Status:

The Plan has obtained a favorable determination letter, dated August 12, 2003, on the tax status of the Plan from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Investments:

Assets and investment earnings of the Trust are held in investment accounts, which are managed and invested by the Trustee and by asset managers appointed by MCEB. Investment income (loss), as well as interest income, dividend income, and administrative expenses are allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Investments that represent five percent or more of the Plan's end of the year net assets available for benefits at December 31, 2007 and 2006, were as follows:

Description	2007	2006
Fidelity Managed Income Portfolio **	$ 15,108,896	$ 15,242,575
Tupperware Brands Corporation Common Stock	12,394,210	11,720,821
Fidelity Freedom 2030 Fund	9,690,576	9,011,361
Spartan US Equity Index Fund	7,443,534	7,360,788
Fidelity Diversified International Fund	7,132,645	6,023,109
Fidelity Small Cap Independence Fund	6,895,539	6,729,769
Fidelity Freedom 2010 Fund	5,639,605	5,513,511
Dodge & Cox Stock Fund	5,542,338	4,354,046

** At contract value

Note 5 - Investments (Continued):

In total, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,980,240 as follows:

Common stock	$	4,656,248
Registered investment companies		323,992
	$	4,980,240

The Plan's investments are held, invested and administered by Fidelity. Fidelity administers the Plan pursuant to a Trust agreement dated September 1, 2000.

Net gains and losses are computed by the Trustee. Investment earnings are automatically reinvested into the fund from which they are derived.

Note 6 - Related Party Transactions:

Certain Plan investments are shares of investments managed by Fidelity, the Trustee of the Plan. Transactions with the Trustee qualify as party-in-interest transactions. Amounts paid to Fidelity were for trustee, administrative and performance management fees in the amount of $37,871; no fees were paid by the Plan for investment management services.

The Plan invests in the stock of the Company, and as of December 31, 2007 and 2006, the current value and number of shares was $12,394,210 and 375,241 and $11,720,821 and 518,391, respectively. For the year ended December 31, 2007, the Plan purchased 28,400 shares for $706,255 and sold 171,550 shares for $4,691,190.

Note 7 - Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2007	December 31, 2006
Net assets available for benefits per the financial statements	$ 82,186,396	$ 75,973,605
Less : Adjustments from fair value to contract value for fully benefit responsive investment contracts	(162,431)	(151,674)
Net assets available for benefits per the Form 5500	$ 82,023,965	$ 75,821,931

The following is a reconciliation of the investment income per the financial statements to the Form 5500:

	December 31, 2007
Total investment income per the financial statements	$ 9,663,873
Less : Adjustments from fair value to contract value for fully benefit responsive investment contracts	(10,757)
Total investment income per the Form 5500	$ 9,653,116

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
E.I.N. 36-4062333 PLAN NO. 002
DECEMBER 31, 2007
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Par Value or Number of Share or units	(d) ** Cost		(e) Current Value
	Common/Collective Trust				
*	Fidelity Managed Income Portfolio	15,108,896		$	14,946,465
	Registered Investment Companies				
	Spartan US Equity Index Fund	143,421			7,443,534
*	Fidelity Diversified International Fund	178,763			7,132,645
*	Fidelity Small Cap Independence Fund	346,335			6,895,539
	Dodge & Cox stock	40,086			5,542,338
*	Fidelity Freedom Income Fund	312,591			3,579,171
*	Fidelity Freedom 2010 Fund	380,540			5,639,605
*	Fidelity Freedom 2020 Fund	248,211			3,924,216
*	Fidelity Freedom 2030 Fund	586,597			9,690,576
*	Fidelity Freedom 2000 Fund	114,988			1,422,397
*	Fidelity Freedom 2040 Fund	76,363			743,015
*	Fidelity Freedom 2050 Fund	6,650			76,007
	Western Asset Core Bond Fund	16,525			180,285
	American Fund - Growth Fund of America	8,057			273,953
	Goldman Sachs Midcap Value Fund	595			21,195
	Total Registered Investment Companies				52,564,476
	Company Stock Fund				
*	Tupperware Brands Corporation, Common Stock $0.01 par	375,241			12,394,210
	Money Market Funds				
*	Fidelity Short-Term Investments/Money Market Funds	182,155			182,155
*	**Participant Loans**				
	Interest rates ranged from 4.0% - 9.5% terms from 1 to 5 years				1,858,855
	Total investments			$	81,946,161

*Identified as a party-in-interest

** Cost information has been omitted as all investments are participant directed.

LarsonAllen LLP
CPAs, Consultants & Advisors
www.larsonallen.com
CNL Center II
420 South Orange Avenue, Suite 500, Orlando, FL 32801-3399
407.802.1200 Fax 407.802.1250

EXHIBIT 23

Consent of Independent Registered Certified Public Accounting Firm

Participants and Administrator
Tupperware Brands Corporation Retirement Savings Plan

We consent to incorporation by reference in the registration statement (No. 333-18331) on Form S-8 of Tupperware Brands Corporation of our report dated June 20, 2008, with respect to the statement of net assets available for benefits of the Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 and the supplemental schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K/A of the Tupperware Brands Corporation Retirement Savings Plan.

LarsonAllen LLP

LarsonAllen LLP

Orlando, Florida
June 25, 2008

END